Exhibit 21.1

SUBSIDIARIES OF THE RUBICON PROJECT, INC.

Rubicon Project Hopper, Inc.	(Delaware)
Rubicon Project Unlatch, Inc.	(Delaware)
The Rubicon Project Ltd.	(United Kingdom)
The Rubicon Project GmbH	(Germany)
The Rubicon Project Australia PTY Limited	(Australia)
Rubicon Project K.K.	(Japan)
The Rubicon Project SARL	(France)
The Rubicon Project Singapore Pte. Ltd.	(Singapore)